UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, Wc2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Announces Robust Performance During 2021 Holiday Shopping Kick-Off

VTEX customers worldwide nearly tripled their pre-pandemic sales.

The opening of this year's shopping season is marked by an increase in Gross Merchandise Value and higher number of orders.

NEW YORK--(BUSINESS WIRE)--December 2, 2021--VTEX (NYSE: VTEX), the enterprise digital commerce platform for premier brands and retailers, leader in accelerating the digital commerce transformation in Latin America and now expanding globally, announces a robust performance during November 2021 with a total Gross Merchandise Value (GMV) of US$1.3 billion. This number represents a 17% increase over November 2020, nearly tripling the GMV from the same month in 2019. On a two-years' CAGR, the Company’s compound growth during November 2021 was 63%. With the opening of the 2021 November shopping season, VTEX recorded an acceleration in the number of orders, which increased 25% year-over-year, demonstrating the long term trend of consumers shopping online more frequently and the increasing penetration of digital commerce.

This November, VTEX witnessed the surge of verticals such as beauty & health, grocery, and apparel & accessories in more than 32 countries where it currently operates, respectively growing their GMVs by 53%, 41% and 26% year-over-year. These categories were some of the most popular in 2021, especially as consumers are getting more used to buying these kinds of products online.

"VTEX’s November performance confirmed that while the pandemic accelerated  ecommerce growth, the trend is here to stay and is gaining further momentum," says Mariano Gomide de Faria, founder and co-CEO at VTEX. "Consumers who chose digital commerce in the past have stayed loyal, and new shoppers are appreciating the same usability and convenience. The trend towards buyers purchasing across various verticals and non-traditional categories is even more promising for future growth in digital commerce," concludes Faria.

VTEX is well positioned to capitalize on social selling and conversational commerce trends, both modern consumer experience concepts that are driving long term growth in the industry. During November, the Company saw an increase in interest and adoption of both trends, which has helped improve consumers' shopping experiences all over the world.

VTEX November 2021 Highlights:

  November sales reached the highest peak on Black Friday, November 26, at 7:00 pm ET, when VTEX’s customers registered over 1,867 orders per minute.
  VTEX enabled 1.4 million consumer orders globally from their preferred brands and retailers during Black Friday 2021.
  Total number of orders among VTEX customers increased 25% year-over-year in November, 2.6 times the volume of 2019.
  VTEX GMV nearly tripled over November 2019, resulting in a two-year CAGR of 63%.
  Top five countries that saw the highest GMV increases were Brazil, Argentina, Peru, Mexico, and Italy.
  GMV generated by VTEX customers’ proprietary marketplaces more than doubled year-over-year, leveraging VTEX’s native marketplace, order management, omnichannel capabilities coupled with a powerful ecosystem that offer connected and complete digital commerce experiences.

About VTEX

VTEX (NYSE: VTEX) provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and features. We are trusted by more than 2,000 customers with over 2,500 active online stores across 32 countries, who rely on VTEX to connect with their consumers in a meaningful way.*

*Figures as of FY ended on Dec. 31st, 2020

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including statements with regard to commerce trends. Words such as "expects", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. VTEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment. All growth rates presented are FX neutral.

Contacts

VTEX IR Contact
Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 2, 2021

VTEX

By: /s/ André Spolidoro Ferreira Gomes
Name: André Spolidoro Ferreira Gomes
Title: Chief Executive Officer